

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2010

Mark E. Secor
Chief Financial Officer
Horizon Bancorp
515 Franklin Square
Michigan City, Indiana 46360

      Re: Horizon Bancorp
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 12, 2010
              File No. 0-10792

Dear Mr. Secor:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Kevin W. Vaughn
                    Accounting Branch Chief